UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-132936

Issuer: Credit Suisse

Exchange:  American Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Paradeplatz 8

P.O. Box 1, CH 8070, Zurich, Switzerland

(212) 225-2000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

ELEMENTS due April 10, 2023 Linked to the MLCX Gold Index —Total Return

ELEMENTS due April 10, 2023 Linked to the MLCX Livestock Index — Total Return

(Description of classes of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐   17 CFR 240.12d2-2(a)(1)

☐   17 CFR 240.12d2-2(a)(2)

☐   17 CFR 240.12d2-2(a)(3)

☐   17 CFR 240.12d2-2(a)(4)

☐   Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒   Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Credit Suisse certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 31, 2008	By	/s/ Grace Koo	Authorized Signatory
Date		Grace Koo	Title

October 31, 2008	By	/s/ Sharon O’Connor	Authorized Signatory
Date		Sharon O’Connor	Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.